September 23, 2010

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549-4631

Re:	Rapid Holdings, Inc.
Amendment No. 6 to Registration Statement on Form S-1
Filed on: September 23, 2010
File No. : 333-167960

Dear Ms. Magnor:

We represent Rapid Holdings, Inc. (“Rapid Holdings” or, the “Company,” “we,” “us,” or “our”).  By letter dated September 7, 2010 the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided the Company with its comments on the Company’s Amendment No. 5 to Registration Statement (the “Registration Statement”) on Form S-1 filed on September 10, 2010. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

General

1.  Please review and revise the entire prospectus to clearly distinguish your current state of affairs from your plans for the future.  As only one example, certain disclosures seem to imply that your web-based infrastructure is operational, while other disclosures indicate that your website is under construction.

Response: The Registration Statement on Form S-1A/6 has been revised throughout to consistently reflect that our current web-based infrastructure is not operational and that our website is under construction.

Prospectus Summary

About Our Company, page 1

2.  We note your disclosure that you intend to initially operate in California only.  Please explain whether this means that you will only accept applications from California residents. To the extent known or anticipated at this time, discuss your plans with respect to operating in other states.  Further, as previously requested in our prior comment 4, please discuss the regulatory environment that you will operate in, including regulations that you will be required to comply with and whether governmental approval will be required for any of your products and services.

Response: We initially intend to accept applications from California residents only. We have no immediate plans to offer services in any other states. Currently, there is no federal government body that controls the distribution of auto title loans however we are subject to California state law. Such information is reflected in the Registration Statement on pages 1 and 9.

3.  Please provide more detailed information regarding your expectations for implementing your business plan (e.g., when you intend to have your website operational, when you plan to commence operations, etc.).

Response: The Registration Statement on Form S-1/A6 has been revised to disclose that we expect to have our website and Company operational by January 1, 2011.

4.  Please revise this section to explain the following statements contained therein:

•	“Our web-based application allows all the parties involved in the loan process to have the same understanding.”
•	“Being web-based will allow us to process an application in a timely manner.”

Response: The statements in question have been removed from the Registration Statement.

Risk Factors

Our future success is dependent on us being able to obtain any necessary licenses or permits,,,,page 3

5.  Please revise this risk factor to reflect the updated disclosure you have provided regarding necessary licenses and permits.

Response: The Registration Statement on Form S-1/A has been revised to reflect the updated disclosure regarding the need to acquire a California Department of Corporations Finance License on page 3.

The offering price of the shares was arbitrarily determined, page 4

6.  We note your response to our prior comment 3 that you have no operating history and that risk factor 3 was revised to include such information.  However, we note that references to your “limited” operating history remain in this risk factor and in other sections of the Registration Statement.  Please review and revise the entire filing as appropriate.

Response: The Registration Statement on Form S-1/A has been revised throughout to disclose that we have no operating history.

Description of Business

Automation, page 10

7.  We note your disclosure in response to our previous comment 6 that an applicant’s approval will be based upon the credit worthiness of the applicant.  Please provide more detail as to what the minimum credit requirements will be for an applicant to be approved and what type of borrower you are generally targeting.  Please further describe whether your “proprietary analytics engine” will consist of a model that you will use to review applications, or whether people will be performing each review.

Response: The Registration Statement on Form S-1A/6 has been revised to disclose the minimum credit requirements necessary for an applicant to be approved as well as the type of borrower we are generally targeting. Applications will be reviewed by the CEO, Anthony Barron.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operations, page 13

8.  We note your response to our prior comment 6 that approval of an application may not be made in seconds and that you have removed such language from the Registration Statement.  However, we note that you still make references in this section to giving customers immediate and instant decisions.  Please review and revise the entire filing as appropriate.

Response: The Registration Statement on Form S-1/A6 has been revised throughout to consistently disclose that we will not provide our customers with immediate and instant decisions.

Financial Statements

Organization and Operations, page F-7

9.  Please remove the statement that the “Company will be the first and only web-based title loan company” since you had previously removed similar statements to this effect from other sections of the Registration Statement.

Response: The financial statements have been revised accordingly.

Very truly yours,

ANSLOW & JACLIN LLP

By: /s/ Gregg E. Jaclin
           Gregg E. Jaclin